

December 12, 2012

Via E-Mail
Mr. Jerry Drew
Chief Executive Officer
Double Crown Resources, Inc.
2312 N. Green Valley Parkway
Suite 1026
Henderson, NV 89014

>   **Re: Double Crown Resources, Inc.**
>   **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
>   **December 31, 2011**
>   **Filed May 18, 2012**
>   **Correspondence submitted November 14, 2012**
>   **File No. 000-53389**

Dear Mr. Drew:

        We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

1.   We note your response to comments 3, 4 and 5 to our letter dated October 18, 2012 related to corrections and reclassifications to amounts in your financial statements and understand that you believe that these changes were not material to your financial statements as a whole. Please confirm that you have prepared an analysis consistent with Staff Accounting Bulletin No. 99 that supports your conclusion.

Note 9 – Disputed Liabilities, page F-15

2. We note your response to comment six in our letter dated October 18, 2012 related to your disputed liabilities with Falco Investments Inc. We understand that in October 2010, you entered into a signed agreement with Falco to replace the various types of debt you owed to Falco into convertible notes. We also understand that in March 2011, prior to issuing any of these replacement convertible notes, you rescinded this agreement retroactively due to the discovery that you did not have enough authorized shares to fully satisfy conversion of all of the convertible notes into your common shares. Further, we understand that you intended to enter into a new agreement to issue the replacement convertible notes once the authorized shares were increased to allow for full conversion of the notes but never executed this new arrangement nor issued the replacement notes. Please address the following points:

- Confirm that our understanding of the sequence of events is correct and expand on any points that require clarification or correction.

- Tell us whether there is a written agreement signed by Falco to rescind the issuance of replacement convertible notes.

- Identify and quantify the types of debt owed to Falco that you have classified and labeled as "Disputed Liabilities – Related Party" as of December 31, 2011.

3. We note your response to comment six in our letter dated October 18, 2012 indicating that you believe the litigation claims brought forth against you by Falco are frivolous and that it is highly unlikely that you will pay these liabilities. However we see that you have recorded $563,206 in liabilities related to these matters in dispute and disclose that your legal counsel "has refused to give the opinion that it is not probable the company will have to pay these liabilities" owed to Falco. Please tell us how your accounting for this contingency and disclosure regarding the probability of an unfavorable outcome is consistent with FASB ASC Subtopic 450-20-50.

You may contact Brian McAllister at (202) 551-3341or Craig Arakawa at (202) 551-3650 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining